Press Release

AHOLD
                                                 Royal Ahold
                                                 Public Relations


                                                 Date:  February 27, 2003
                                 For more information:  +31.75.659.57.20


             Ahold Supervisory Board proposes Jan Hommen as member

Zaandam, The Netherlands, February 27, 2003 - The Ahold Supervisory Board has announced its intention to nominate Jan Hommen as one of its members. The nomination of the current Vice Chairman and Chief Financial Officer of Royal Philips Electronics will be proposed at the next Annual General Meeting of Ahold Stockholders, to be held on May 13, 2003, in The Hague.

Hommen (59) is currently Vice Chairman and CFO at Philips, a position to which he was appointed in April 2002. Hommen joined Philips in April 1997 as Executive Vice President and CFO. Previously, he was Executive Vice President and CFO of Alcoa, the Aluminum Company of America, a position he held since 1991.

Hommen is Chairman of the Supervisory Board of the Maastricht Academic Hospital and Chairman of the "College van Beheer" of the Philips Pension Fund. He is also a member of the Supervisory Board of Atos Origin and TNT Post Group N.V.

The Ahold Supervisory Board currently consists of Henny de Ruiter (Chairman, formerly Managing Director of the Royal Dutch Petroleum Company); Roland Fahlin (formerly Chairman of the ICA Group); Sir Michael Perry (formerly Chairman of Unilever plc); Dr. Cynthia Schneider (formerly U.S. ambassador to The Netherlands); Bob Tobin (formerly Chairman of Ahold USA); Lodewijk de Vink (formerly Chairman of the Warner-Lambert Company) and Karel Vuursteen (formerly Chairman of Heineken N.V.).


Ahold Corporate Communications:  +31.75.659.5720


                                        Albert Heijnweg 1, Zaandam
                                        P.O. Box 3050, 1500 HB Zaandam
                                        The Netherlands
                                        Phone:  +31 (0)75 659 5720
http://www.ahold.com                    Fax:    +31 (0)75 659 8302